EXHIBIT 99.1

Annual General Meeting

The Registrant hereby announces that at the annual general meeting of shareholders held today, December 15, 2011, the following proposals set forth in the proxy statement filed under Form 6-K on November 4, 2011, were adopted:

1.
To re-elect Messrs. Yochai Hacohen, Eli Blatt, Jaron Lotan and Amira Paz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To re-elect Mr. Amir Livne as an external director, to hold office for three years, starting from the expiration of his first term as an external director.

3.	To ratify and approve compensation arrangements to the Company's Directors, excluding the external directors, as described in the Proxy Statement.

4.	To approve amendments to the Company’s Articles of Association, as described in the Proxy Statement.

5.	To approve a form of amended indemnification letter in favor of the Company's directors and officers.

6.	To ratify and approve liability insurance covering our directors and officers.

8.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement.

10.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.

11.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2010.

The following proposals were not adopted:

7.	To ratify and approve an extension to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

9.	To ratify and approve the Management Services Agreement between the Company and Fortissimo, as described in the Proxy Statement.

For additional details please refer to the proxy statement filed under Form 6-K on November 4, 2011.